SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                           Select Software Tools, Ltd.
                    -----------------------------------------
                                (Name of Issuer)

                                 Sponsored ADRs
                    -----------------------------------------
                         (Title of Class of Securities)

                                    816200109
                    -----------------------------------------
                                 (CUSIP Number)


                                  Erinch Ozada
                              Archery Capital, LLC
                           237 Park Avenue, Suite 801
                               New York, NY 10017
                            Telephone: (212) 808-7484
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                January 13, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Archery Capital, LLC
         -----------------------------------------------------------------------
         Tax Identification Number 13-3884177
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)
              ------------------------------------------------------------------
              ------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       AF
                                              ----------------------------------
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
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(6)      Citizenship or Place of Organization    United States
                                                --------------------------------
         -----------------------------------------------------------------------

-------------------
    Number of           (7)    Sole Voting Power
      Shares                                     ----------------------------
  Beneficially                 ----------------------------------------------
     Owned by           (8)    Shared Voting Power    1,277,450
       Each                                         -------------------------
    Reporting                  ----------------------------------------------
      Person            (9)    Sole Dispositive Power
       With                                           -----------------------
-------------------            ----------------------------------------------
                       (10)    Shared Dispositive Power    1,277,450
                                                         --------------------
                               ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,277,450
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

CUSIP No.  816200109

(13)     Percent of Class Represented by Amount in Row (11)    12.4%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IN
                                                     ---------------------------

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pharos Fund Limited
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
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|_|      (b)
              ------------------------------------------------------------------
              ------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
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(4)      Source of Funds (See Instructions)       WC
                                              ----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
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(6)      Citizenship or Place of Organization    British Virgin Islands
                                                --------------------------------
         -----------------------------------------------------------------------

-------------------
    Number of           (7)    Sole Voting Power
      Shares                                     ----------------------------
  Beneficially                 ----------------------------------------------
     Owned by           (8)    Shared Voting Power    1,277,450
       Each                                         -------------------------
    Reporting                  ----------------------------------------------
      Person            (9)    Sole Dispositive Power
       With                                           -----------------------
-------------------            ----------------------------------------------
                       (10)    Shared Dispositive Power    1,277,450
                                                         --------------------
                               ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,277,450
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

CUSIP No.  816200109

(13)     Percent of Class Represented by Amount in Row (11)    12.4%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Lighthouse Partners USA, L.P.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              ------------------------------------------------------------------
|_|      (b)
              ------------------------------------------------------------------
              ------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                              ----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                                --------------------------------
         -----------------------------------------------------------------------

-------------------
    Number of           (7)    Sole Voting Power
      Shares                                     ----------------------------
  Beneficially                 ----------------------------------------------
     Owned by           (8)    Shared Voting Power    1,277,450
       Each                                         -------------------------
    Reporting                  ----------------------------------------------
      Person            (9)    Sole Dispositive Power
       With                                           -----------------------
-------------------            ----------------------------------------------
                       (10)    Shared Dispositive Power    1,277,450
                                                         --------------------
                               ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,277,450
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

CUSIP No.  816200109

(13)     Percent of Class Represented by Amount in Row (11)    12.4%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Pharos Genesis Fund Limited
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              ------------------------------------------------------------------
|_|      (b)
              ------------------------------------------------------------------
              ------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                              ----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    British Virgin Islands
                                                --------------------------------
         -----------------------------------------------------------------------

-------------------
    Number of           (7)    Sole Voting Power
      Shares                                     ----------------------------
  Beneficially                 ----------------------------------------------
     Owned by           (8)    Shared Voting Power    1,277,450
       Each                                         -------------------------
    Reporting                  ----------------------------------------------
      Person            (9)    Sole Dispositive Power
       With                                           -----------------------
-------------------            ----------------------------------------------
                       (10)    Shared Dispositive Power    1,277,450
                                                         --------------------
                               ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,277,450
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

CUSIP No.  816200109

(13)     Percent of Class Represented by Amount in Row (11)    12.4%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

CUSIP No.  816200109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Lighthouse Genesis Partners USA, L.P.
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)
              ------------------------------------------------------------------
|_|      (b)
              ------------------------------------------------------------------
              ------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)       WC
                                              ----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                                --------------------------------
         -----------------------------------------------------------------------

-------------------
    Number of           (7)    Sole Voting Power
      Shares                                     ----------------------------
  Beneficially                 ----------------------------------------------
     Owned by           (8)    Shared Voting Power    1,277,450
       Each                                         -------------------------
    Reporting                  ----------------------------------------------
      Person            (9)    Sole Dispositive Power
       With                                           -----------------------
-------------------            ----------------------------------------------
                       (10)    Shared Dispositive Power    1,277,450
                                                         --------------------
                               ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  1,277,450
                                                                      ----------
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
         -----------------------------------------------------------------------

CUSIP No.  816200109

(13)     Percent of Class Represented by Amount in Row (11)    12.4%
                                                            --------------------
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)   IC
                                                     ---------------------------

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement on
Schedule 13D relates is the Sponsored ADRs, par value $0.0001 per share (the "Securities"), of Select Software Tools, Ltd. (the "Issuer"), a company formed under the laws of the United Kingdom, with its principal executive offices located at Westmoreland House, 80-86 Bath Road, Cheltenham, Gloucester, England GL53 7JT. This Amendment No. 2 amends the statement on Schedule 13D (the "Statement") dated November 21, 1997 and filed by the Reporting Persons (as defined therein), and the Amendment No. 1 to the Statement ("Amendment No. 1") dated December 23, 1997 and filed by the Reporting Persons (as defined therein).

Item 2.  Identity and Background.

                  Item 2 is amended as follows:

                  (a) This statement is being filed by Archery Capital, LLC, a Delaware limited liability company, Pharos Fund Limited, a company organized under the laws of the British Virgin Islands, Lighthouse Partners USA, L.P., a Delaware limited partnership, Pharos Genesis Fund Limited, a company organized under the laws of the British Virgin Islands, and Lighthouse Genesis Partners USA, L.P., a Delaware limited partnership (collectively, the "Reporting Persons").

                  Archery Capital, LLC is a Delaware limited liability company, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Archery Capital, LLC is a privately-placed unregistered investment adviser and does not hold itself out to the general public as an investment adviser. During the preceding 12 months, Archery Capital, LLC has acted as the investment adviser to fewer than 15 clients, none of which were investment companies required to be registered under the Investment Company Act of 1940, as amended.

                  Pharos Fund Limited is a company organized under the laws of the British Virgin Islands, and has its business address at 20 Reid Street, Hamilton HM 11, Bermuda. Pharos Fund Limited is an unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. Archery Capital, LLC acts as the investment adviser to Pharos Fund Limited pursuant to an Investment Management Agreement dated April 30, 1996 and, as such, has full discretionary investment management authority with respect to the assets of Pharos Fund Limited.

                  Lighthouse Partners USA, L.P. is a Delaware limited partnership, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Lighthouse Partners USA, L.P. is a privately-placed unregistered investment fund whose outstanding securities are beneficially owned by less than 100 persons. Pursuant to the Lighthouse Limited Partnership Agreement dated January 1, 1997, Archery Capital, LLC, is the investing general partner of Lighthouse Partners USA, L.P., and, as such, has full discretionary investment management authority with respect to the assets of Lighthouse Partners USA, L.P.

                  Pharos Genesis Fund Limited is a company organized under the laws of the British Virgin Islands, and has its business address at 20 Reid Street, Hamilton HM 11, Bermuda. Pharos Fund Limited is a privately-placed unregistered foreign investment fund that is not making, nor does it propose to make, any public offering of its securities in the United States or to U.S. resident investors and currently has no U.S. resident investors. Archery Capital, LLC acts as the investment adviser to Pharos Fund Limited pursuant to an Investment Management Agreement dated November 13, 1997 and, as such, has full discretionary investment management authority with respect to the assets of Pharos Fund Limited.

                  Lighthouse Genesis Partners USA, L.P. is a Delaware limited partnership, and has as its business address 237 Park Avenue, Suite 801, New York, NY 10017. Lighthouse Partners USA, L.P. is a privately-placed unregistered investment fund whose outstanding securities are beneficially owned by less than 100 persons. Pursuant to the Lighthouse Genesis Limited Partnership Agreement dated October 30, 1997, Archery Capital, LLC, is the investing general partner of Lighthouse Genesis Partners USA, L.P., and, as such, has full discretionary investment management authority with respect to the assets of Lighthouse Genesis Partners USA, L.P.

                  (b)-(c), (f) The directors and executive officers of Archery Capital, LLC and Pharos Fund Limited are set forth on Schedule I and Schedule II, respectively, attached hereto, and the general partners of Lighthouse Partners USA, L.P. are set forth on Schedule III, attached hereto. The directors and executive officers of Pharos Genesis Fund Limited are set forth on Schedule IV, attached hereto, and the general partners of Lighthouse Genesis Partners USA, L.P. are set forth on Schedule V, attached hereto. Schedule I, Schedule II,
Schedule III, Schedule IV and Schedule V set forth the following information with respect to each such person:

                           (i) name;

                           (ii) business address (or residence address where indicated);

                           (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

                           (iv) citizenship.

                  (d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I, Schedule II, Schedule III, Schedule IV or Schedule V attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is amended to read as follows:

                  On November 25, 1997 (the "Initial Reporting Date"), the Reporting Persons filed the Statement reporting its beneficial ownership of 649,750 shares of Securities of the Issuer, representing approximately 6.3% of the outstanding Securities of the Issuer. On December 23, 1997, (the "Amendment No. 1 Date"), the Reporting Persons filed Amendment No. 1 reporting its beneficial ownership of 832,250 shares of Securities of the Issuer, representing approximately 8.1% of the outstanding Securities of the Issuer.

                   Between December 30, 1997 and January 6, 1998, (i) Archery Capital, LLC, pursuant to its authority under the Pharos Advisory Agreement, caused Pharos Fund Limited to use its working capital to purchase 72,500 shares of Securities of the Issuer in market transactions, (ii) Archery Capital, LLC, pursuant to its authority under the Pharos Genesis Advisory Agreement, caused Pharos Genesis Fund Limited to use its working capital to purchase 20,000 shares of Securities of the Issuer in market transactions, (iii) Archery Capital, LLC, pursuant to its authority under the Lighthouse Limited Partnership Agreement, caused Lighthouse Partners USA, L.P. to purchase 100 shares of Securities of the Issuer in market transactions and (iv) Archery Capital, LLC, pursuant to its authority under the Lighthouse Genesis Limited Partnership Agreement, caused Lighthouse Genesis Partners USA, L.P. to purchase 10,100 shares of Securities of the Issuer in market transactions (collectively, the "December 30-January 6 Transactions"). As a result of the December 30-January 6 Transactions, the Reporting Persons beneficially owned 934,950 shares of Securities of the Issuer, which constitutes an increase of 102,700 shares or approximately 0.9% from the amount beneficially owned on the Amendment No. 1 Date.

                  On January 13, 1998, Archery Capital, LLC, pursuant to its authority under the Lighthouse Limited Partnership Agreement, caused Lighthouse Partners USA, L.P. to purchase 10,000 shares of Securities of the Issuer in market transactions (the "January 13 Transaction"). On January 14, 1998, (i) Archery Capital, LLC, pursuant to its authority under the Lighthouse Limited Partnership Agreement, caused Lighthouse Partners USA, L.P. to purchase 43,900 shares of Securities of the Issuer in market transactions, and (ii) Archery Capital, LLC, pursuant to its authority under the Pharos Advisory Agreement, caused Pharos Fund Limited to use its working capital to purchase 288,600 shares of Securities of the Issuer in market transactions (collectively, the "January 14 Transactions"). As a result of the January 13 Transaction and January 14 Transactions, the Reporting Persons benefically own 1,277,450, representing approximately 12.4% of the outstanding Securities, which constitutes an increase of 445,200 shares or approximately 4.3% from the amount beneficially owned on the Amendment No. 1 Date.

                  None of the Reporting Persons have acquired any additional shares of Securities of the Issuer since January 14, 1998.

Item 4.  Purpose of Transaction.

                  Item 4 is amended to read as follows:

                  As described more fully in Item 3 above, this statement relates to the acquisition of beneficial ownership of 452,200 shares of Securities by the Reporting Persons. The Securities acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, they may acquire shares of sponsored ADRs or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  Item 5 is amended to read as follows:

                  (a)-(b) As a result of the December 2, 3, 15, and 19 Transactions, the Reporting Persons may be deemed to be the beneficial owners of 1,277,450 shares of

Securities. Based upon information received from Select Software Tools, Ltd., such Securities constitute approximately 8.1% of the issued and outstanding Securities. As described above in Item 2, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Fund Limited, Lighthouse Partners USA, L.P., Pharos Genesis Fund Limited and Lighthouse Genesis Partners USA, L.P., respectively. As a result, the Reporting Persons share power to direct the vote and to direct the disposition of the 1,277,450 shares of Securities.

                  (c) Except as disclosed in Item 3, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person named in
Schedule I, Schedule II, Schedule III, Schedule IV or Schedule V, has effected any transaction in the Securities during the past 60 days.

                  (d)  Not applicable.

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is amended to read as follows:

                  Pursuant to the Pharos Advisory Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Fund Limited. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Pharos Fund Limited.

                  Pursuant to the Lighthouse Limited Partnership Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Lighthouse Partners USA, L.P. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Lighthouse Partners USA, L.P.

                  Pursuant to the Pharos Genesis Advisory Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Pharos Genesis Fund Limited. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Pharos Genesis Fund Limited.

                  Pursuant to the Lighthouse Genesis Limited Partnership Agreement, Archery Capital, LLC has full discretionary investment management authority with respect to the assets of Lighthouse Genesis Partners USA, L.P. Such authority includes the power to vote and otherwise dispose of securities purchased by Archery Capital, LLC on behalf of Lighthouse Genesis Partners USA, L.P.

                  Other than the investment management agreement and the relationship mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit                             Description
-------                             -----------

A. Joint Filing Agreement among Archery Capital, LLC, Pharos Fund Limited, Pharos Genesis Fund Limited, Lighthouse Partners USA, L.P., and Lighthouse Genesis Partners USA, L.P.

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


January 20, 1998                           ARCHERY CAPITAL, LLC


                                           By:  /s/   Erinch Ozada
                                               --------------------------
                                           Name:    Erinch Ozada
                                           Title:   Managing Member

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


January 20, 1998                            PHAROS FUND LIMITED



                                            By:  /s/   Alan L. Brown
                                               ---------------------------
                                            Name:   Alan L. Brown
                                            Title:  Secretary

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


January 20, 1998                            LIGHTHOUSE PARTNERS USA, L.P.


                                            By: ARCHERY CAPITAL, LLC
                                                its General Partner


                                                By:  /s/   Erinch Ozada
                                                ---------------------------
                                                Name:  Erinch Ozada
                                                Title: Managing Member

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


January 20, 1998                            PHAROS GENESIS FUND LIMITED



                                            By:  /s/   Alan L. Brown
                                               ---------------------------
                                            Name:  Alan L. Brown
                                            Title: Secretary

Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


January 20, 1998                       LIGHTHOUSE GENESIS PARTNERS USA, L.P.


                                       By:  ARCHERY CAPITAL, LLC
                                            its General Partner


                                            By:  /s/   Erinch Ozada
                                            ---------------------------
                                            Name:  Erinch Ozada
                                            Title: Managing Member

                                   Schedule I


                  The name and present principal occupation of each of the executive officers and directors of Archery Capital, LLC are set forth below.

================================================================================
       Name and                Position with Reporting      Principal Occupation
      Citizenship                      Person               and Business Address
--------------------------------------------------------------------------------
Erinch Ozada                   Managing Member              Managing Member
                                                            Archery Capital, LLC
Republic of Cyprus citizen                                  237 Park Avenue
                                                            Suite 801
                                                            New York, NY 10017
================================================================================

                                   Schedule II


                  The name and present principal occupation of each of the executive officers and directors of Pharos Fund Limited are set forth below.

================================================================================
                       Position with Reporting        Principal Occupation
      Name                   Person                   and Business Address
--------------------------------------------------------------------------------
Alan L. Brown          Secretary and Director         Executive Vice President
                                                      Winchester Global Trust
British citizen                                       Company Limited
                                                      Williams House
                                                      20 Reid Street
                                                      Hamilton HM 11
                                                      Bermuda
--------------------------------------------------------------------------------
Patrik Hannell         Director                       Executive Vice President
                                                      Hannells Industrier
Swedish citizen                                       Kvekatorpsvagen 25
                                                      Box 174
                                                      Falkenberg, 311 22
                                                      Sweden
--------------------------------------------------------------------------------
Oskar P. Lewnowski     Director                       Chairman and Director
                                                      Olympia Capital
Austrian citizen                                      International Inc.
                                                      Williams House
                                                      20 Reid Street
                                                      Hamilton HM 11
                                                      Bermuda
--------------------------------------------------------------------------------
Zakiya M. Alireza      Director                       Loutfy Mansour
                                                      International Distribution
Egyptian citizen                                      Co.
                                                      9, Maksoud Pasha Street
                                                      P.O. Box 726
                                                      Alex.
                                                      Smouha-Alexandria
                                                      Egypt
--------------------------------------------------------------------------------
Paul S. Schreiber      Director                       Partner
                                                      Shearman & Sterling
United States citizen                                 599 Lexington Avenue
                                                      New York, New York
                                                      10022
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Thomas H. Davis        Alternate Director             President & CEO
                                                      Winchester Global Trust
Bermudan Citizen                                      Company Limited
                                                      Williams House
                                                      20 Reid Street
                                                      Hamilton HM 11
                                                      Bermuda

================================================================================

                                  Schedule III


                  The names and present principal occupations of each of the general partners of Lighthouse Partners USA, L.P. are set forth below.

================================================================================
                         Position with Reporting        Principal Occupation
      Name                     Person                   and Business Address
--------------------------------------------------------------------------------
Archery Capital, LLC     General Partner                Investment advisory
                                                        services
                                                        237 Park Avenue
                                                        Suite 801
                                                        New York, NY 10017
--------------------------------------------------------------------------------
Lighthouse Management,   General Partner                Fund administrative
Inc.                                                    services
                                                        237 Park Avenue
                                                        Suite 801
                                                        New York, NY 10017
================================================================================

                                   Schedule IV


                  The name and present principal occupation of each of the executive officers and directors of Pharos Genesis Fund Limited are set forth below.

================================================================================
                         Position with Reporting      Principal Occupation
      Name                     Person                 and Business Address
--------------------------------------------------------------------------------
Alan L. Brown            Secretary and Director       Executive Vice President
                                                      Winchester Global Trust
British citizen                                       Company Limited
                                                      Williams House
                                                      20 Reid Street
                                                      Hamilton HM 11
                                                      Bermuda
--------------------------------------------------------------------------------
Patrik Hannell           Director                     Executive Vice President
                                                      Hannells Industrier
Swedish citizen                                       Kvekatorpsvagen 25
                                                      Box 174
                                                      Falkenberg, 311 22
                                                      Sweden
--------------------------------------------------------------------------------
Oskar P. Lewnowski       Director                     Chairman and Director
                                                      Olympia Capital
Austrian citizen                                      International Inc.
                                                      Williams House
                                                      20 Reid Street
                                                      Hamilton HM 11
                                                      Bermuda
--------------------------------------------------------------------------------
Zakiya M. Alireza        Director                     Loutfy Mansour
                                                      International Distribution
Egyptian citizen                                      Co.
                                                      9, Maksoud Pasha Street
                                                      P.O. Box 726
                                                      Alex.
                                                      Smouha-Alexandria
                                                      Egypt
--------------------------------------------------------------------------------
Paul S. Schreiber        Director                     Partner
                                                      Shearman & Sterling
United States citizen                                 599 Lexington Avenue
                                                      New York, New York
                                                      10022
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Thomas H. Davis           Alternate Director          President & CEO
                                                      Winchester Global Trust
British Citizen                                       Company Limited
                                                      Williams House
                                                      20 Reid Street
                                                      Hamilton HM 11
                                                      Bermuda

================================================================================

                                   Schedule V


                  The names and present principal occupations of each of the general partners of Lighthouse Genesis Partners USA, L.P. are set forth below.

================================================================================
                         Position with Reporting      Principal Occupation
      Name                     Person                 and Business Address
--------------------------------------------------------------------------------
Archery Capital, LLC     General Partner              Investment advisory
                                                      services
                                                      237 Park Avenue
                                                      Suite 801
                                                      New York, NY 10017
--------------------------------------------------------------------------------
Lighthouse Management,   General Partner              Fund administrative
Inc.                                                  services
                                                      237 Park Avenue
                                                      Suite 801
                                                      New York, NY 10017
================================================================================

                                  EXHIBIT INDEX


================================================================================
   Exhibit                     Description                             Page No.
--------------------------------------------------------------------------------
     A.           Joint Filing Agreement among Archery
                  Capital, LLC, Pharos Fund Limited, Pharos
                  Genesis Fund Limited, Lighthouse Partners
                  USA, L.P., and Lighthouse Genesis Partners
                  USA, L.P.
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